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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SM&A

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78465D105

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78465D105	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power None 9. Sole Dispositive Power 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 78465D105	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power None 9. Sole Dispositive Power 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 78465D105	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power None 9. Sole Dispositive Power 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 78465D105	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 9. Sole Dispositive Power None 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 78465D105	13D	Page 6 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 9. Sole Dispositive Power None 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78465D105	Page 7 of 10 Pages

This Amendment No. 4 (this “Amendment”) to the joint statement on Schedule 13D filed by the undersigned on September 22, 2008 with respect to the common stock, par value $0.0001 per share, of SM&A, a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on October 16, 2008 with respect to the Initial Filing, Amendment No. 2 on Schedule 13D filed by the undersigned on November 10, 2008 with respect to the Initial Filing and Amendment No. 3 on Schedule 13D filed by the undersigned on November 14, 2008 with respect to the Initial Filing (the Initial Filing, as so amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration. As of December 29, 2008 and through the date hereof, the Reporting Persons have not had and do not have beneficial ownership of any shares of Common Stock.”

2.	Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 4. Purpose of Transaction. The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business.

On December 29, 2008, the Issuer filed a current report on Form 8-K on which it disclosed that (1) the Issuer’s stockholders had approved, at a special meeting of the stockholders on December 29, 2008, the merger (the “Merger”) of the Issuer with Project Victor Merger Sub, Inc., with the Issuer as the surviving entity, (2) the Merger had been completed and (3) as a result, Project Victor Holdings, Inc. owned all of the Issuer’s outstanding capital stock. On the same date, NASDAQ Stock Market LLC filed a Form 25 to delist and deregister the Common Stock and the Issuer filed a Form 15 to deregister the Common Stock.

Consequently, the Reporting Persons do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.”

CUSIP No. 78465D105	Page 8 of 10 Pages

3.	Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) As of December 29, 2008 and through the date hereof, the Reporting Persons have beneficially owned and continue to beneficially own, in the aggregate, no shares of the Common Stock, representing 0% of such class of securities. As of December 29, 2008 and through the date hereof, the Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each has beneficially owned and continues to beneficially own no shares of the Common Stock, representing 0% of such class of securities.”

4.	The first clause of Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from July 13, 2008 (the date 60 days prior to the event which required the initial filing of this statement) to the date hereof:”

5.	The table contained in Item 5(c) of the Schedule 13D shall hereby be amended by adding the following row (but not the column headings, which are included herein for reference only) to the bottom of the table:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)
12/29/2008	(2,086,414)	$6.2500

6.	The final paragraph of Item 5(c) of the Schedule 13D shall be amended and restated in full as follows:

“Each of the above listed transactions, except the last, was conducted in the ordinary course of business on the open market for cash. The last transaction reflects the sale of shares pursuant to the Merger. Purchases and sales have been aggregated daily, and purchase and sale prices do not reflect brokerage commissions paid.”

7.	Item 5(e) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on December 29, 2008.”

8.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 78465D105	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 14, 2009

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

CUSIP No. 78465D105	Page 10 of 10 Pages

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact